Exhibit 12

AETNA INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Six Months Ended	Years Ended
	June 30,	December 31,

(Millions)	2002	2001		2000		1999	1998	1997

Pretax income (loss) from continuing operations	$257.3	$(378.7	)(1)	$(39.0	)(2)	$744.8	$842.0	$979.6

Add back fixed charges	93.8	218.8		360.9		322.3	291.7	287.5

Income as adjusted	$351.1	$(159.9)		$321.9		$1,067.1	$1,133.7	$1,267.1

Fixed charges:

Interest on indebtedness	$60.5	$142.8		$248.2		$232.7	$206.2	$213.9

Portion of rents representative of interest factor	33.3	76.0		112.7		89.6	85.5	73.6

Total fixed charges	93.8	218.8		360.9		322.3	291.7	287.5

Preferred stock dividend requirements (3)	—	—		—		56.9	103.4	103.4

Total combined fixed charges and preferred stock dividend requirements (3)	$93.8	$218.8		$360.9		$379.2	$395.1	$390.9

Ratio of earnings to fixed charges	3.74	(0.73	)(1)	0.89	(2)	3.31	3.89	4.41

Ratio of earnings to combined fixed charges and preferred stock dividends	3.74	(0.73	)(1)	0.89	(2)	2.81	2.87	3.24

(1)	Pretax loss from continuing operations reflects a severance and facilities charge of $193 million. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $378.7 million.

(2)	Pretax loss from continuing operations reflects a goodwill write-off of $310.2 million, a severance and facilities charge of $142.5 million and $57.8 million of change-in control related payments and other costs required to effect the spin-off of the Company from former Aetna. Additional pretax income from continuing operations necessary to achieve both a ratio of earnings to fixed charges of 1.0 and a ratio of earnings to combined fixed charges and preferred stock dividends of 1.0, was approximately $39.0 million.

(3)	Although the Company did not pay preferred stock dividends, preferred stock dividends paid by former Aetna Inc. have been included for purposes of this calculation for the years ending December 31, 1997, 1998 and 1999 (through the redemption date of July 19, 1999), as the preferred stock of former Aetna was issued in connection with the acquisition of U.S. Healthcare Inc. in 1996.